UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

JAG MEDIA HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Commission File No.:000-28761

Nevada	88-0380546
(State or other jurisdiction ofIncorporation or Organization)	(I.R.S. Employer Identification No.)

c/o Thomas J. Mazzarisi
6865 SW 18th Street, Suite B-13 Boca Raton, Florida 33433
(Address of Principal Executive Offices)

(866) 300-7410
(Registrant’s telephone number, including area code)

No Change
(Former name or former address, if changed since last report)

JAG MEDIA HOLDINGS, INC.

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “JAG Media”, “we”, “us”, and “our” are to JAG Media Holdings, Inc. References to “JAG Media Common Stock” are to the common stock of JAG Media, par value $0.00001.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in membership of the board of directors of JAG Media. The date of this information statement is June 19, 2009.

This information statement is being mailed to stockholders of record as of June 16, 2009 (the “Stockholders”) and was filed with the Securities and Exchange Commission (the “SEC”) on June 19, 2009.

The appointment of the new directors and the executive officers disclosed in this Information Statement will be effective upon the latest to occur of (i) ten (10) days after the mailing of this Information Statement to our Stockholders; (ii) ten (10) days after filing of this Information Statement with the SEC; or (iii) the closing of the transactions contemplated by the Acquisition Agreement (defined hereafter), as discussed in more detail herein.

No action is required by our Stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our Stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of the Stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF ALL OF THE MEMBERS OF JAG MEDIA’S BOARD. NO ACTION IS REQUIRED BY THE STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

Please read this Information Statement carefully. It describes the terms of the Acquisition and contains certain biographical and other information concerning the persons who are anticipated to serve as our executive officers and directors after completion of the Acquisition. The terms of the Acquisition, along with the related matters described above and elsewhere in this Information Statement are only summaries of the current terms and are subject to change.  Upon the consummation of the Acquisition, we expect to file a Current Report on Form 8-K to disclose the consummation of the Acquisition and the transactions relating thereto.  All JAG Media filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Acquisition and its terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Acquisition not to be consummated or may cause the actual terms, consequences of the Acquisition and related events and transactions to be materially different from those described in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE ACQUISITION WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

ACQUISITION OF CARDIOGENICS INC.

On May 22, 2009 JAG Media, CardioGenics Exchangeco Inc., an Ontario, Canada corporation and subsidiary of JAG Media (“Exchangeco”), which JAG Media owns through “CardioGenics Callco Inc.,” a wholly-owned Ontario, Canada subsidiary of JAG Media (“Callco”), CardioGenics Inc., an Ontario, Canada corporation (“CardioGenics”) and Yahia Gawad, the principal stockholder of CardioGenics entered into a Share Purchase Agreement (the “Acquisition Agreement”) pursuant to which Exchangeco will acquire all of the outstanding shares of common stock of CardioGenics, excluding 161,269 common shares owned by a minority stockholder of CardioGenics (“CardioGenics Common Shares”). In consideration for the surrender of their CardioGenics Common Shares to Exchangeco, Exchangeco shall cause JAG Media to issue to the CardioGenics stockholders 422,183,610 shares of JAG Media Common Stock (the “Share Consideration”) in accordance with the terms of the Acquisition Agreement. The CardioGenics stockholders shall have the option to receive their pro-rata allocation of the Share Consideration in the form of (a) JAG Media Common Stock, to be issued at the closing (the “JAG Consideration Shares”) or (b) exchangeable shares of Exchangeco, to be issued at the closing, which shares shall be exchangeable at any time after the closing into a number of shares of JAG Media Common Stock equal to such stockholders’ pro rata allocation of the Share Consideration (the “Exchangeable Shares”). Upon issuance, the Share Consideration shall provide the CardioGenics stockholders with direct and/or indirect ownership of approximately 85% of the outstanding JAG Media Common Stock (on a fully diluted basis) as of the closing, assuming (for purposes of such calculation) that the Exchangeable Shares were fully exchanged for the permitted number of shares of JAG Media Common Stock immediately following the closing.

All JAG Consideration Shares received by any CardioGenics stockholders in exchange for their CardioGenics Common Shares shall not be registered for resale and, therefore, shall remain subject to the rights and restrictions of Rule 144. All Exchangeable Shares received by any CardioGenics stockholders in exchange for their CardioGenics Common Shares (and any JAG Media Common Stock into which such Exchangeable Shares may be exchanged) shall not be registered for resale prior to six (6) months following the closing and, therefore shall remain subject to the rights and restrictions of Rule 144 prior to any such registration.

The closing of the transaction is scheduled for June 30, 2009 and is subject to (a) the relevant parties to the transaction entering into, prior to the closing, a “Support Agreement” and “Exchange Rights Agreement” enabling Exchangeco to fulfill its obligations with respect to the Exchangeable Shares; (b) CardioGenics closing on private placements of not less than $1,500,000; (c) CardioGenics delivering its audited financial statements to JAG Media in accordance with the Acquisition Agreement; (d) the CardioGenics stockholders and debenture holders making certain deliveries, prior to the closing, as set forth in the Acquisition Agreement; and (e) the satisfaction of various customary conditions to closing.

At the closing, JAG Media’s current directors will resign as directors of JAG Media and its subsidiaries and will also resign as officers and executives of JAG Media and its subsidiaries. JAG Media's board of directors will be replaced with designees of CardioGenics. The current directors of JAG Media will also enter into consulting agreements with the post-closing company at the closing, pursuant to which they will provide certain consulting services to assist the post-closing company in connection with certain transition matters.

As a result of the consummation of the transactions contemplated under the provisions of the Acquisition Agreement (the “Acquisition”), CardioGenics (excluding 161,269 common shares owned by a minority stockholder of CardioGenics) would become a wholly-owned subsidiary of Exchangeco and substantially all of our assets and operations thereafter would be that of CardioGenics.  In order to consummate the Acquisition, it must be adopted and approved by the boards of directors of CardioGenics and Exchangeco, both of which have done so, and by the election notice of stockholders of CardioGenics and by Callco, which will be the sole stockholder of Exchangeco immediately prior to consummation of the Acquisition.  Our board of directors must also approve the Acquisition Agreement and the issuance of all JAG Media securities pursuant to its terms and conditions and has already taken such action.

General Business Summary of CardioGenics.

CardioGenics was incorporated in Ontario, Canada in November 1997. CardioGenics develops technology and products targeting the immunoassay segment of the In Vitro Diagnostic testing market. CardioGenics has developed the QL Care Analyzer, a proprietary Point Of Care immuno-analyzer, which will run a number of diagnostic tests to be developed by CardioGenics, the first of which will be a series of cardiovascular diagnostic tests. As part of it core proprietary technology, CardioGenics has also developed a proprietary method for silver-coating paramagnetic microspheres (a fundamental platform component of immunoassay equipment), which improve instrument sensitivity to light. CardioGenics’ principal offices are located in Mississauga, Ontario, Canada.

VOTING SECURITIES

As of June 16, 2009, there were 70,128,004 shares of JAG Media Common Stock outstanding. Except as otherwise set forth below, each share of JAG Media Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the Stockholders. The above number of outstanding shares of JAG Media Common Stock includes several classes of stock the shares of which were converted into the right to receive shares of JAG Media Common Stock upon surrender thereof in our recapitalizations in 2002 and 2004. As of June 16, 2009, there were 175,337 Series 1 Class B common shares, 1,078,128 Class A common shares and 123,277 original JagNotes.com Inc. common shares that remain unsurrendered pursuant to such recapitalizations. None of these unsurrendered shares currently have voting rights but would acquire voting rights upon being converted into the applicable number of shares of JAG Media Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth, as of June 16, 2009, certain information concerning the beneficial ownership of JAG Media Common Stock by (i) each person who is known by us to be the beneficial owner of more than five percent (5%) of any class of our voting securities; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group, and their percentage ownership. Unless otherwise noted, (i) we believe that all persons named in the table have sole voting and investment power with respect to all shares of JAG Media Common Stock beneficially owned by them and (ii) the address of each beneficial owner is c/o JAG Media Holdings, Inc., 6865 SW 18th Street, Suite B-13, Boca Raton, Florida 33433 unless otherwise noted.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage ofClass (2)
YA Global Investments L.P. (3)	7,012,099	9.99%

Thomas J. Mazzarisi (4)	610,000	*

Stephen J. Schoepfer (5)	325,000	*

All executive officers and directors as a group (2 persons)	935,000	1.34%

*	Less than one percent (1%)

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(2)	Based on 70,128,004 shares of JAG Media Common Stock issued and outstanding as of June 16, 2009.

(3)
Includes warrants to purchase 1,000,000 shares of JAG Media Common Stock, however, by contract the warrants cannot be exercised if after exercise the beneficial owner would own more than 9.99% of the outstanding shares of JAG Media Common Stock, unless waived by YA Global upon 65 days notice. Accordingly only 762,099 shares subject to such warrants are included. The address of YA Global Investment L.P. is 101 Hudson Street, Suite 3700, Jersey City, NJ.

(4)	Includes 500,000 shares of JAG Media Common Stock issuable upon the exercise of stock options.

(5)	Includes 250,000 shares of JAG Media Common Stock issuable upon the exercise of stock options.

Anticipated Beneficial Ownership Information after the Acquisition

The following table sets forth certain information known to us with respect to the beneficial ownership of the JAG Media Common Stock after giving effect to the Acquisition by (i) each person who is expected to be the beneficial owner of more than five percent (5%) of any class of our voting securities, (ii) each of our anticipated directors and executive officers, and (iii) all of our anticipated directors and executive officers as a group. The information projected in this table is based on the respective parties’ ownership interest in CardioGenics as of the date of this Information Statement and the resulting shares of JAG Media Common Stock they would be entitled to receive directly and/or indirectly pursuant to the Acquisition Agreement based upon such ownership interests.

Solely for purposes of calculating the number of shares exercisable within 60 days of the effective date of the Acquisition, we have assumed that the Acquisition will become effective on June 30, 2009.  Unless otherwise noted, (i) we believe that all persons named in the table will have sole voting and investment power with respect to all shares of JAG Media Common Stock expected to be beneficially owned by them and (ii) the address of each beneficial owner will be c/o CardioGenics Inc., 6295 Northam Drive, Unit 8, Mississauga, Ontario L4V 1W8 Canada, unless otherwise noted.

Name & Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage ofClass(2)
Yahia Gawad	199,692,848	40.6%

Chandra Panchal	1,094,400	*

Alexander D.G. Reid	5,706,737	1.2%

J. Neil Tabatznik	21,480,591(3)	4.4%

Linda J. Sterling	16,969,239	3.4%

All executive officers and directors as a group (5 persons)	244,670,815	49.7%

*	Less than one percent (1%)

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days after such date but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person shown in the table.

(2)	Assumes 492,311,614 shares of JAG Media Common Stock outstanding directly, or indirectly through Exchangeable Shares, as of the closing date.

(3)	Includes a warrant to purchase 1,824,000 shares of JAG Media Common Stock to be issued at the closing

CHANGE OF CONTROL

On or about June 30, 2009, we anticipate consummating the transactions contemplated under the Acquisition Agreement, pursuant to which the current stockholders of CardioGenics (other than a minority stockholder who owns 161,269 CardioGenics Common Shares) will, at their election, exchange their CardioGenics Common Shares into their pro-rata allocation of either (a) shares of JAG Media Common Stock or (b) Exchangeable Shares, so that immediately after the effective date of the Acquisition the CardioGenics Stockholders will own directly and/or indirectly approximately 85% of the issued and outstanding JAG Media Common Stock on a fully-diluted basis and our current Stockholders will continue to own approximately 15% of the issued and outstanding JAG Media Common Stock, on the same fully-diluted basis, assuming (for purposes of such calculation) that the Exchangeable Shares were fully exchanged for the permitted number of shares of JAG Media Common Stock immediately following the closing of the Acquisition.

CHANGES TO THE BOARD OF DIRECTORS

Current Directors and Executive Officers

Set forth below is information regarding JAG Media’s current directors and executive officers:

Name	Age	Position
Thomas J. Mazzarisi	52	Chairman and CEO
Stephen J. Schoepfer	50	President, COO, CFO and Secretary

Thomas J. Mazzarisi, age 52, is our Chairman of the Board, Chief Executive Officer and General Counsel. Previously, Mr. Mazzarisi served as our Executive Vice President and General Counsel from March 1999 to April 2, 2004 and as our Chief Financial Officer from November 9, 2001 to April 2, 2004. Mr. Mazzarisi has been a member of our Board of Directors since July 1999. From 1997 until joining our company, Mr. Mazzarisi practiced law at his own firm in New York, specializing in international commercial transactions. From 1988 until 1997, Mr. Mazzarisi was a Senior Associate at the former law firm of Coudert Brothers where he also specialized in international commercial transactions. Prior to joining Coudert Brothers, Mr. Mazzarisi was Deputy General Counsel of the New York Convention Center Development Corporation. Mr. Mazzarisi is a graduate of Fordham University where he received a B.A. in Political Economy and was elected to Phi Beta Kappa. Mr. Mazzarisi received his J.D. from Hofstra University School of Law.

Stephen J. Schoepfer, age 50, is our President, Chief Operating Officer, Chief Financial Officer and Secretary. Previously, Mr. Schoepfer served as our Executive Vice President, Chief Operating Officer and Secretary from July 1999 to April 2, 2004. Mr. Schoepfer has been a member of our Board of Directors since July 1999. Prior to joining the Company in July 1999, he was a Financial Advisor with the investment firm of Legg Mason Wood Walker. Prior to joining Legg Mason, Mr. Schoepfer served as a Financial Advisor and Training Coordinator at Prudential Securities. Mr. Schoepfer attended Wagner College.

Directors and Executive Officers after the Acquisition

Set forth below is information regarding JAG Media’s directors and executive officers on a forward-looking basis assuming the Acquisition is consummated. All of the directors, identified below, will be appointed to the Board of Directors immediately after the effective date of the Acquisition.

Name	Age	Position
Yahia Gawad	51	Director & Chief Executive Officer
Chandra Panchal	60	Director
Alexander D.G. Reid	71	Director
J Neil Tabatznik	59	Director/Acting Chairman
Linda J. Sterling	48	Director & Corporate Secretary

Yahia Gawad, MB, Ch.B., MD, MSc, (age 51, director since 1997), is currently a director and CEO of CardioGenics and will hold both of those titles for us upon completion of the Acquisition. Dr. Gawad is a Physician/Scientist with primary training in Cardiology, Biochemistry and Immunology.  He received his medical education and post-graduate training at the University of Alexandria and the University of Toronto. Dr. Gawad's academic and commercial experience and expertise include many years of designing and managing cardiovascular disease research and product development.

Dr. Gawad was a co-founder of a division of Nanogen (NGEN) (formerly Syn X and Skye Pharmatech) where he held the position of Vice-President, Medical Affairs. Prior to that, he was Director of Clinical Research and Development at Spectral Diagnostics Inc. (now Nanogen).

For the past 16 years, he has been working extensively on cardiac diagnostic test products.  He has prepared, submitted and obtained FDA regulatory approvals for several cardiac test products currently being marketed (including Cardiac Status Troponin I®, Myoglobin® and Myoglobin/CK-MB®, registered trademarks of Spectral Diagnostics Inc.). Through his expertise and contributions to an international committee, a new cardiac test, Troponin I, is now in routine clinical use.

In addition, Dr. Gawad has researched, developed and published several other tests. Dr. Gawad has received several awards and scholarships and was a member of both the Clinical Committee of the American Heart Association and the POC division of the American Association for Clinical Chemistry. He has served as a reviewer for the editorial board of the American Journal of Cardiology (1999-2003). Dr. Gawad published extensively and presented his research and clinical findings at national and international symposia.

Dr. Chandra Panchal, (age 60, director since 1999), Dr. Panchal is the co-founder of Ambrilia Biopharma Inc. and was a Senior Executive of company since inception, until February 2008. Ambrilia Biopharma is a biopharmaceutical company specializing in the research, discovery and development of cancer and infectious disease treatments and diagnostics. Dr. Panchal holds a PhD in Biochemical Engineering and has been managing the scientific affairs of Ambrilia and its predecessor, Procyon Biopharma Inc., since inception in 1986.  Under his tenure, Ambrilia has evolved into a TSX listed biotechnology company with several products in development and alliance agreements with multinational drug companies. He also sits on the Board of Chemaphor (TSX.V: CFR), Aurelium Biopharma, Axcelon Biopolymers Corp.and Rodocanachi.

Mr. Alexander D.G. Reid (age 71, Director since 1998). Mr. Reid has been in the financial community with experience in public and private companies for over 30 years. He has held numerous positions and board memberships in various financial and non-financial corporations. For many years, Mr. Reid was the author of the market business column in the Financial Post. Through his writing, various business models have been analysed and critiqued.  He has been involved with the Company as a shareholder since 1999;

Mr. Neil Tabatznik (age 59, director since 2005, Acting Chairman since 2009). Mr. Tabatznik is the Chairman, CEO of Arrow Pharmaceuticals Inc. Arrow Pharmaceuticals is part of a global generic drug company established in 2000, and has seen rapid growth from 0 to 700 million in 8 years. The Arrow Group has sales operations in 5 continents and employs more than 1000 people worldwide. Prior to Arrow Pharmaceuticals, Mr. Tabatznik was the Chairman, CEO of Genpharm Inc. (1993-2000), which was acquired by Merck KGaA in 1994 and is now is a part of Mylan Inc. the world's third largest generic and specialty pharmaceutical company. He was a Barrister-at-Law in London and was called to the Bar of England and Wales in 1978. He has extensive expertise in pharmaceutical manufacturing and negotiations of agreements with multinational companies.

Ms. Linda J. Sterling (age 48, Corporate Secretary since 2003, Director since 2009). Ms. Sterling has been in the legal community in the capacity as a Law Clerk with both Stikeman Elliott LLP and Davies Ward Phillips & Vineberg LLP since 1999. She developed expertise with both public and private company legal compliance and has been responsible for CardioGenics' compliance and maintenance of corporate governance since 2001. She is currently in the process of being licensed as a Legal Executive (F.Inst.L.C.O.); with the Institute of Law Clerks of Ontario, of which she is a member. She has held the position of CEO and director of Sterling Studios since 1989.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees. Instead, the functions that might be delegated to such committees are carried out by our entire Board of Directors, to the extent required.   Our Board of Directors anticipates forming one or more of such committees after the Acquisition.

Director Independence

Immediately after the effective date of the Acquisition, we will have three (3) independent directors, as that term is defined in Rule 4350 (c) of the Marketplace Rules of The NASDAQ Stock Market LLC. We are not subject to the requirements of a national securities exchange with respect to the requirement to have a majority of our directors be independent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of the forms received by us during our current fiscal year through the date of this Information Statement, we believe that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the JAG Media Common Stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Current JAG Media Executive Officers and DirectorsSummary

Compensation Table

The following table sets forth certain information regarding compensation awarded to, paid to or earned by our Chairman of the Board, Chief Executive Officer and General Counsel and our other most highly compensated executive officer, our President, Chief Operating Officer, Chief Financial Officer and Secretary, for services rendered during fiscal years ended July 31, 2007 and 2008 (together, the “named executive officers”). No other executive officer received total compensation exceeding $100,000 in fiscal 2008.

Name and Principal Position	Year	Salary($)	Total($)
Thomas J. Mazzarisi,	2008	150,000	150,000
Chairman of the Board, ChiefExecutive Officer and General Counsel	2007	150,000	150,000

Stephen J. Schoepfer,	2008	150,000	150,000
President, Chief Operating Officer,Chief Financial Officer and Secretary	2007	150,000	150,000

Outstanding Equity Awards at July 31, 2008

The following table sets forth information regarding unexercised options to acquire shares of JAG Media Common Stock outstanding as of July 31, 2008.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Option Exercise Price($)	Option Expiration Date
Thomas J. Mazzarisi	08/31/2001	500,000	$0.02	08/31/2011

Stephen J. Schoepfer	08/31/2001	250,000	$0.02	08/31/2011

(1)	Options became fully vested and exercisable immediately upon grant.

The options terminate on the earlier of the tenth anniversary of the date of the grant, or the 1,095th day following the grantee’s resignation, unless the grantee is terminated for cause, in which case the options terminate immediately.

Employment Agreements

Messrs. Mazzarisi and Schoepfer each entered into an employment agreement with us on August 31, 2001. The employment agreements were amended on November 12, 2008 in connection with the extension of each officer’s respective term of employment. Pursuant to the terms of Messrs. Mazzarisi’s and Schoepfer’s amended and restated employment agreements, they each receive an annual base salary of $150,000.

Messrs. Mazzarisi and Schoepfer are entitled to the same medical and other benefits, including health and life insurance coverage, as are provided to our other employees. In the event we terminate the employment of Messrs. Mazzarisi and Schoepfer without cause or such executive resigns for good reason (as defined in the employment agreements), they shall be entitled to receive (i) continued medical and life insurance coverage for a period equal to the greater of one year or the number of years and fractions thereof between the date of such termination and the end of the term (the “Severance Period”), (ii) a lump sum cash payment equal to the executive’s highest rate of annual salary in effect during the term multiplied by the Severance Period, (iii) a lump sum cash payment equal to the number of accrued and unused vacation days calculated at the executive’s then current salary rate and (iv) accelerated vesting of all of the executive’s outstanding stock options. Such cash payments will be made within ten days of termination of employment, and shall not be subject to offset for amounts earned by the executive in respect of any subsequent employment, nor is the executive required to seek any such subsequent employment.

Further, immediately prior to a “change in control” (as defined in our 1999 Long-Term Incentive Plan), Messrs. Mazzarisi and Schoepfer will each be granted an option to acquire 1,000,000 shares of JAG Media Common Stock (subject to equitable adjustments for stock splits, etc.) at an exercise price equal to the fair market value of the average closing bid price for the JAG Media Common Stock for the 30 days prior to such change in control, which option shall be fully vested and immediately exercisable in full and expire on a date which is the earlier of ten years from such change in control and three years after termination of employment. Generally, under our 1999 Long-Term Incentive Plan a “change in control” shall be deemed to have occurred (i) if there is an acquisition of 30% or more of the then outstanding shares of JAG Media Common Stock, (ii) Messrs. Mazzarisi and Schoepfer cease for any reason to constitute at least a majority of the members of our Board or Directors, or (iii) a merger, consolidation, recapitalization, reorganization, sale or disposition of all or a substantial portion of our assets, or similar transaction shall have occurred. However, a change in control shall not be deemed to have occurred if consummation of such a transaction would result in at least 70% of the total voting power represented by our voting securities outstanding immediately after such transaction being beneficially owned by at least 75% of the holders of our outstanding voting securities immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction.

Director Compensation

Both of our directors are also officers and they do not receive additional compensation for their services as directors.

Compensation of JAG Media Executive Officers and Directors after the Acquisition

Outstanding Equity Awards at October 31, 2008

The following table sets forth information regarding unexercised options to acquire shares of CardioGenics as compensation by non-executive Directors of CardioGenics outstanding as of October 31, 2008.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1) (2)	Option Exercise Price($)	Option Expiration Date
Chandra Panchal Director	028/10/2004	25,000	$1.25	028/10/2009

Alexander D.G. Reid Director	028/10/2004	25,000	$1.25	028/10/2009

J. Neil Tabatznik Acting Chairman	028/10/2004	25,000	$1.25	028/10/2009

(1) (2)	Options became fully vested and exercisable immediately upon grant. No other compensation was awarded to the non-executive Directors.

Executive Compensation

Name and Principal Position	Year	Salary($) (1) (2)	Total($)
Yahia Gawad,	2008	120,000	120,000
CEO, Director	2007	120,000	120,000

(1) (2)	No other executive in CardioGenics earned in 2007 or 2008 more than $100,000. Executive directors are not compensated for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions prior to Acquisition

None.

Related Party Transactions after Acquisition

None

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAG MEDIA HOLDINGS, INC.

By:	/s/ Thomas J. Mazzarisi
Name: Thomas J. Mazzarisi
Title: Chairman and Chief Executive Officer

Dated: June 19, 2009